Exhibit 99.18

AMENDMENT NO. 2

TO THE

DEFINED CONTRIBUTION EXCESS BENEFIT PLAN

OF THE CHUBB CORPORATION

(EFFECTIVE AS OF JANUARY 1, 2008)

WHEREAS, The Chubb Corporation (“Chubb” or the “Company”) maintains the Defined Contribution Excess Benefit Plan of The Chubb Corporation (the “DC Excess Plan” or the “Plan”); and

WHEREAS, the Company reserved the right to amend the Plan under Section 8.1 thereof; and

WHEREAS, pursuant to the charter of the Employee Benefits Committee (the “Committee”) adopted by the Company on June 12, 2008, the Committee has the authority to approve amendments to the Plan, provided the Committee determines the amendment is necessary or desirable and does not increase the costs of the Plan to the Company or a Participating Employer in the Plan by more than $250,000 on an annual basis; and

WHEREAS, the DC Excess Plan was amended and restated effective as of January 1, 2008, to be in compliance with Section 409A of the Internal Revenue Code (the “Code”); and

WHEREAS, the DC Excess Plan was amended by execution of Amendment Number 1 effective as of December 16, 2008, to clarify the definition of a Separation from Service for purposes of Section 409A; and

WHEREAS, Chubb has reviewed the DC Excess Plan and wishes to make several amendments to the Plan to clarify several provisions of the Plan; and

WHEREAS, Chubb understands that all the amendments are permitted in accordance with IRS Notice 2010-6, as modified by IRS Notice 2010-80, in order to clarify document issues concerning the DC Excess Plan; and

WHEREAS, the Employee Benefits Committee has delegated to Robert Weinman the ability to execute various amendments to keep all employee benefit programs in compliance with all legal requirements; and

WHEREAS, all provisions of this Amendment that are necessary to keep the Plan in compliance with Section 409A of the Code shall be deemed to have been include in the Plan effective as of December 31, 2008, as permitted under IRS Notice 2010-6.

NOW, THEREFORE, effective as of January 1, 2010, unless indicated otherwise below or deemed to have been in the Plan effective as of December 31, 2008, the DC Excess Plan is amended as follows:

1.	Separation from Service. A “Separation from Service” is defined with reference to Section 409A, as amended by Amendment Number 1, to permit a Separation from Service to occur if there is a reduction in a Participant’s work schedule to 49% of his prior work schedule.

Section 1.20 shall be replaced with the following:

“Section 1.20. Separation from Service” means a Participant is no longer employed by Chubb or any Affiliated Employers as defined in Section 1.2 of the Plan. The term “Separation from Service” generally means a Participant is no longer employed by Chubb or any Affiliated Employer on account of a termination of employment, Retirement, Disability or death. Consistent with the Final Treasury Regulation, or any subsequent guidance under Section 409A of the Code, no Separation from Service shall occur if a Participant continues to perform services as a consultant or an employee in excess of any amount of time permitted under such guidance.

(A)	Leave of Absence. For purposes of Section 409A, the employment relationship is treated as continuing in effect while a Participant is on military leave, sick leave, or other bona fide leave of absence, as long as the period of leave does not exceed 6 months, or if longer, as long as the Participant’s right to reemployment with the Employer provided either by statute or contract. Otherwise, after a 6 month leave of absence, the employment relationship if deemed terminated.

(B)	Part-Time Status. Whether or not a termination of employment occurs is determined based upon all facts and circumstances. If a Participant provides services to Chubb or any Related Entities at a rate that is less than 20% of the services rendered, on average, during the immediately preceding 3 full calendar years of employment (or such lesser period if the Participant has less than 3 full calendar years of employment), a Separation from Service shall be deemed to have occurred, since such services are considered to be insignificant under the Final Regulations under Section 409A. If a Participant is providing services to Chubb or any Related Entities at a rate that is 49% or less of the services rendered, on average, during the immediately preceding 3 full calendar years of employment (or such lesser period), a Separation from Service shall also be deemed to have occurred for the Plan, but no presumptions exist that a Separation from Service occurred under Section 409A.

(C)	Consulting Services. Where a Participant continues to provide services to Chubb or any Related Entities in a capacity other than as an employee, whether or not a Separation from Service has occurred shall be determined in the same manner as provided in Section 1.20(B) above.

(D)	Foreign Transfers. A Separation from Service means a Participant is no longer employed by Chubb or any Affiliated Employer within or outside of the United States. Accordingly, to the extent that an Employee is transferred outside the U.S., no Separation from Service shall be deemed to have occurred for purposes of distributions, consistent with Section 2.3 of the Plan.”

2.	Date of Payment. Section 5.2 of the Plan provides that Post-2004 Excess Benefits are paid to a Specified Employee on the first day of the month that is “at least” 6 months after a Participant’s Separation from Service.

The following new paragraph shall be added to Section 5.2:

“Notwithstanding any provisions in the Plan to the contrary, in no event shall any payments to a Specified Employee be made later than the last day of the Plan Year that includes the first day of the first calendar month that is at least 6 months after the date of a Participant’s Separation from Service occurs.”

3.	Payments Upon Death to a Specified Employee. Article VI of the Plan provides, except as otherwise provided in Section 5.3 for Pre-2005 Excess Benefits, for payment in the form of a lump sum within 90 days after death. However, Specified Employees are subject to the 6 month delay in payment rule in Section 5.3 of the Plan for Post-2004 Benefits. A death benefit exception to the 6 month delay in payment rule exists for Specified Employees. Accordingly, the 6 month delay in payment rule for Specified Employees shall not apply, adding the following new paragraph to the bottom of Article VI of the Plan:

“Notwithstanding any provisions of the Plan to the contrary, as permitted under Section 409(A)(a)(2)(B)(i) of the Code and Treasury Regulation Section 1.409A-1-(c)(3)(v), the 6 month delay in payment rule shall not apply to Post-2004 Excess Benefits in the event of the earlier death of a Specified Employee.”

4.	Compliance With the Code. The following new Section 9.12 shall be added to the Plan to address “Compliance with the Code”:

“Section 9.12 Compliance With the Code. The Plan is intended to comply with the provisions of Section 409A of the Code, and the Treasury Regulations and other guidance issued thereunder. If there is any discrepancy between the provisions of this Plan and the provisions of Section 409A, such discrepancy shall be resolved in a manner as to give full effect to the provisions of Section 409A of the Code. Furthermore, if any benefits are to be paid within 90 days or any other period after any payment event, and such payment period shall span more than one taxable year of a Participant or a Beneficiary, then neither the Participant nor any Beneficiary may determine in which tax year the payment shall be made.”

IN WITNESS WHEREOF, the Employee Benefits Committee has caused this amendment to be duly executed on this 30th day of December, 2010.

EMPLOYEE BENEFITS COMMITTEE

By:	/s/ Robert Weinman

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